Exhibit 99.2



*news from*

# FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

**FINANCIAL FEDERAL CORPORATION DECLARES QUARTERLY DIVIDEND**

NEW YORK, NY: September 24, 2007 - Financial Federal Corporation (**NYSE: FIF**) today announced its Board of Directors declared a $0.15 per share quarterly dividend on its common stock. The dividend is payable October 26, 2007 to stockholders of record at the close of business on October 10, 2007. The dividend rate is the same as the prior quarter.

*Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.*

CONTACT:     Steven F. Groth
             Chief Financial Officer
             (212) 599-8000